                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of August 2002



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                       ---                            ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No      X
                      ---                          ---
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The release included in this Report on Form 6-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           BANCOLOMBIA S.A.
                                             (Registrant)



Date: August 26, 2002                      By  /s/    JAIME ALBERTO VELASQUEZ B.
                                               ---------------------------------
                                               Name:  Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance


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[BANCOLOMBIA LOGO]



       BANCOLOMBIA REPORTS NET INCOME OF PS 11,521 MILLION IN JULY 2002*



Medellin, August 23, 2002. Accumulated net income totaled Ps 84.5 billion during the first seven months of 2002, increasing 58.3% when compared to the same period in 2001. BANCOLOMBIA reported in July a net income of Ps 11.5 billion. The average composition of BANCOLOMBIA's operating income for the January-July 2002 period was as follows: 62.8% from net interest income, 28.1% from commissions and fees, and 9.1% from other operating income.

Average assets in July totaled Ps 8.3 trillion, increasing 15.6% over the year. During the past twelve months, interest-earning assets and average gross loans increased 20.8% and 5%, respectively.

Average liabilities grew 16.3% from Ps 6.2 trillion to Ps 7.2 trillion during the past twelve months. Non-interest-bearing deposits increased 23.8%, of which time deposits and saving deposits increased significantly: 24.2% and 15.1%, respectively. Finally, BANCOLOMBIA average shareholders' equity grew on average 10.9% during the first seven months of 2002 when compared to the same period in 2001, totaling Ps 1,013 billion.

MARKET SHARE

BANCOLOMBIA's market share indicators as of June 2002, according to ASOBANCARIA, are as follows:

PRODUCT                    MARKET SHARE              RANK
Total Checking Accounts    15.8%                     1(degree)
Total Time Deposits        12.0%                     1(degree)
Total Deposits             11.9%                     1(degree)
Total Net loans            12.1%                     1(degree)

CONTACTS:

Jaime A. Velasquez:        Financial VP           (574) 5108666
Maria A. Villa:            IR Manager             (574) 5108866


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* Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.


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